Exhibit 99.1

AMENDMENT NO. 1 TO SENIOR

SECURED CREDIT FACILITY AGREEMENT

AMENDMENT NO.1 TO SENIOR SECURED CREDIT FACILITY AGREEMENT, dated as of September 13, 2013 (this “Amendment”), among the undersigned:

(1)	PACIFIC SHARAV S.ÀR.L., a private limited liability company (société à responsabilité limitée) incorporated under the laws of the Grand-Duchy of Luxembourg, with its registered office at 37, rue d’Anvers, L-1130, Luxembourg and registered with the Luxembourg trade and companies register under number B.169724 (“PSS”), as owner and joint and several borrower (together with its successors and assigns permitted under Section 29.1, a “Borrower”);

(2)	PACIFIC DRILLING VII LIMITED, a company incorporated under the laws of the British Virgin Islands (“PDVIIL”), as owner and joint and several borrower (together with its successors and assigns permitted under Section 29.1, a “Borrower”);

(3)	PACIFIC DRILLING S.A., a public limited liability company (société anonyme) incorporated under the laws of the Grand-Duchy of Luxembourg, with its registered office at 37, rue d’Anvers, L-1130 Luxembourg and registered with the Luxembourg trade and companies register under number B.159658 (“PDSA”), as guarantor (the “Guarantor”);

(4)	THE EXPORT CREDIT INSTITUTION, THE BANKS AND FINANCIAL INSTITUTIONS listed in Schedule 1-A to the Restated Credit Agreement (defined below), as GIEK Facility Lenders (including Eksportkreditt Norge AS, as GIEK Facility EKN Lender, (the “GIEK Facility EKN Lender”), and Citibank N.A., London Branch, as a GIEK Facility Commercial Lender, (the “GIEK Facility Commercial Lender”), the “GIEK Facility Lenders”);

(5)	THE BANKS AND FINANCIAL INSTITUTIONS listed in Schedule 1 to the Existing Credit Agreement (defined below), as Commercial Facility Lenders (the “Commercial Facility Lenders”);

(6)	CITIBANK N.A. (“Citibank”) and DNB MARKETS INC. (“DNB Markets”), as structuring banks (the “Structuring Banks”) and as syndication agents (the “Syndication Agents”);

(7)	CITIBANK and DNB BANK ASA, NEW YORK BRANCH (“DNB”), as global ECA coordinators (the “Global ECA Coordinators”)

(8)	CITIBANK, as documentation agent (the “Documentation Agent”);

(9)	CITIBANK N.A., LONDON BRANCH, as GIEK Commercial Guarantee Holder (the “GIEK Commercial Guarantee Holder”);

(10)	EKSPORTKREDITT NORGE AS, as GIEK EKN Guarantee Holder (the “GIEK EKN Guarantee Holder”);

(11)	DNB, as administrative agent and security agent (together with any successor administrative agent and security agent appointed pursuant to Section 28 of the Existing Credit Agreement, the “Administrative Agent” or as applicable, the “Security Agent”) and as account bank (in such capacity, the “Account Bank”) and as GIEK facility agent (in such capacity, the “GIEK Facility Agent”);

(12)	CITIBANK, DNB, ABN AMRO CAPITAL USA LLC, ING CAPITAL LLC, SKANDINAVISKA ENSKILDA BANKEN AB (PUBL.) and STANDARD CHARTERED BANK PLC, as mandated lead arrangers (the “Mandated Lead Arrangers”); and

(13)	CITIBANK, DNB MARKETS, ABN AMRO CAPITAL USA LLC, ING CAPITAL LLC, SKANDINAVISKA ENSKILDA BANKEN AB (PUBL.) and STANDARD CHARTERED BANK PLC, as book runners (the “Bookrunners”).

PRELIMINARY STATEMENTS:

(1) The Obligors, and the Finance Parties have entered into that certain Senior Secured Credit Facility Agreement, dated as of February 19, 2013 (the “Existing Credit Agreement”). Capitalized terms not otherwise defined in this Amendment have the same meanings as specified in the Existing Credit Agreement.

(2) The Borrowers have requested (i) that the GIEK Facility Commercial Lender assume, fifty percent (50%) of (y) the GIEK Facility Loan Commitment and (z) the GIEK Facility Loan as each of such GIEK Facility Loan Commitment and such GIEK Facility Loan pertains only to the Pacific Sharav, and upon the terms and subject to the conditions herein and in the Restated Credit Agreement (defined below) set forth, the GIEK Facility Commercial Lender is willing to do so as of the Restatement Effective Date (defined below), and (ii) that certain other amendments be made to the Existing Credit Agreement, including (x) certain adjustments to the calculation of breakage costs for GIEK Facility Advances bearing interest at the CIRR Rate, and (y) certain conforming changes to reflect the refinancing of the PFA on June 3, 2013.

(3) In connection with the assumption and the additional changes requested by the Borrowers as described in recital (2) above, certain amendments to the Existing Credit Agreement are necessary and appropriate, and for the convenience of the parties an amendment and restatement of the Existing Credit Agreement has been prepared and set forth in Exhibit A hereto and made a part hereof.

(4) The Obligors, Lenders and the other Finance Parties have agreed that the Existing Credit Agreement be amended and restated, upon the terms and subject to the conditions set forth herein.

NOW THEREFORE, in consideration of the premises and the mutual agreements contained herein, and for other valuable consideration the receipt of which is hereby acknowledged, the parties hereto hereby agree as follows:

SECTION 1. Amendment and Restatement of Credit Agreement. Effective as of the date hereof, and subject to the satisfaction of the conditions precedent referred to in Section 3 hereto, the Existing Credit Agreement is hereby amended and restated in its entirety to read as set forth in Exhibit A hereto (the “Restated Credit Agreement”).

SECTION 2. Agreements in Furtherance of the Amendment and Restatement of the Credit Agreement. (a) The parties hereto hereby acknowledge that the conditions precedent set forth in preconditions set forth in Section 10.2 of the Existing Credit Agreement were satisfied on March 14, 2013 and the initial Advance was made on March 20, 2013, the Closing Date.

(b) The parties hereto hereby agree that the amendment and restatement of the Existing Credit Agreement pursuant to the terms hereof, and the terms of the Restated Credit Agreement, do not violate or conflict with any term, condition, covenant, prohibition or other agreement contained in any the Finance Documents.

SECTION 3. Certain Payments.

(a) The Borrowers shall, on or before the Restatement Effective Date, pay to the Administrative Agent for the account of the GIEK Facility EKN Lender, United States Dollars Five Hundred Thousand ($500,000) to be applied by the Administrative Agent to retire as of such date the outstanding principal of the GIEK Facility Loan advanced by the GIEK Facility EKN Lender on the Closing Date.

(b) The Borrowers shall, on or before the Restatement Effective Date, pay to the Administrative Agent for the account of the GIEK Facility Commercial Lender, United States Dollars Six Hundred Twenty Five Thousand ($625,000) in settlement of the participation fee due to the GIEK Facility Commercial Lender which is equal to 0.25% of the GIEK Facility Commercial Lender’s portion of the GIEK Facility Loan Commitment.

(c) The GIEK Facility Commercial Lender shall, on or before the Restatement Effective Date, pay to the Administrative Agent for the account of the Borrowers, United States Dollars Five Hundred Thousand ($500,000) to be applied by the Administrative Agent as a GIEK Facility Loan Contribution funding the initial GIEK Facility Advance made to the Borrowers by the GIEK Facility Commercial Lender; thereupon the Borrowers shall be deemed to have borrowed as of such date a GIEK Facility Advance in like amount.

(d) The GIEK Facility EKN Lender shall, on or before the Restatement Effective Date, pay to the Administrative Agent for the account of the Borrowers, United States Dollars Six Hundred Twenty Five Thousand ($625,000).

SECTION 4. Advances. Upon payment of each of the amounts described in Section 3 of this Amendment the current outstanding Advances under the Restated Credit Agreement shall be as follows:

(a) The outstanding GIEK Facility Advance shall be the aggregate principal sum of United States Dollars Five Hundred Thousand ($500,000) comprising United States Dollars Five Hundred Thousand ($500,000) advanced by and owing to the GIEK Facility Commercial Lender, and

(b) The Commercial Facility Advance shall be the principal sum of United States Dollars Five Hundred Thousand ($500,000) owing to the Commercial Facility Lenders.

SECTION 5. Conditions to Effectiveness.

This Amendment shall become effective on and as of the date first above written (the “Restatement Effective Date”) upon satisfaction of each of the preconditions described on Schedule 1 hereto (including the payments described in Section 3 of this Amendment) and each of the parties hereto has delivered a duly authorized and executed signature page to this Amendment to the Administrative Agent or its counsel.

SECTION 6. Reference to and Effect on the Finance Documents. (a) On and after the Restatement Effective Date, each reference in the Existing Credit Agreement to “this Agreement”, “hereunder”, “hereof” or words of like import referring to the Existing Credit Agreement, and each reference in the other Finance Documents to “the Credit Agreement”, “thereunder”, “thereof’ or words of like import referring to the Existing Credit Agreement, shall mean and be a reference to the Restated Credit Agreement.

(b) The Existing Credit Agreement and each of the other Finance Documents, as specifically amended by this Amendment, are and shall continue to be in full force and effect and are hereby in all respects ratified and confirmed as if herein set forth in their entirety, and this Amendment is for all purposes a Finance Document.

(c) The execution, delivery and effectiveness of this Amendment shall not, except as expressly provided herein, operate as a waiver of any right, power or remedy of any Finance Party under the Existing Credit Agreement or any of the other Finance Documents, or constitute a waiver of any provision of the Existing Credit Agreement or any of the other Finance Documents.

SECTION 7. Costs and Expenses. The Borrowers agree to pay on demand all costs and expenses of the Administrative Agent and the Security Agent for account of any Finance Party in connection with the preparation, execution, delivery and administration, modification and amendment of this Amendment, the Restated Credit Amendment and the other instruments and documents to be delivered hereunder (including, without limitation, the reasonable fees and expenses of counsel for the Administrative Agent) in accordance with the terms of Section 21.3 of the Existing Credit Agreement.

SECTION 8. Execution in Counterparts. This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute but one and the same agreement. Delivery of an executed counterpart of a signature page to this Amendment by telecopier shall be effective as delivery of a manually executed counterpart of this Amendment.

SECTION 9. GOVERNING LAW. THIS AMENDMENT AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING HEREUNDER OR RELATED HERETO, AND ALL ISSUES CONCERNING THE RELATIONSHIP OF THE PARTIES HERETO AND ENFORCEMENT OF THE RIGHTS AND DUTIES OF THE PARTIES HERETO, SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO ANY CONFLICTS OF LAW PRINCIPLES (WITH THE EXCEPTION OF SECTIONS 5-1401 AND 5-1402 OF THE NEW YORK GENERAL OBLIGATIONS LAW).

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment No.1 to Senior Secured Credit Facility Agreement to be executed by their respective officers thereunto duly authorized, as of the date first above written.

PACIFIC SHARAV S.ÀR.L.		PACIFIC DRILLING VII LIMITED

By:	/s/ ROBERT F. MACCHESNEY	By:	/s/ CHRISTIAN J. BECKETT
Name:	Robert F. MacChesney	Name:	Christian J. Beckett
Title:	Manager	Title:	President

PACIFIC DRILLING S.A.

By:	/s/ CHRISTIAN J. BECKETT
Name:	Christian J. Beckett
Title:	Chief Executive Officer

THE AGENTS AND CERTAIN FINANCE PARTIES

DNB BANK ASA, NEW YORK BRANCH, as Administrative Agent, as Security Agent, as GIEK Facility Agent, as Account Bank, as Mandated Lead Arranger, as Global ECA Coordinator		CITIBANK, N.A., as Mandated Lead Arranger, as Global ECA Coordinator, as Syndication Agent, as Bookrunner, as Structuring Bank and as Documentation Agent

By:	/s/ FLORIANNE ROBIN	By:	/s/ ROBERT MALLECK
Name:	Florianne Robin	Name:	Robert Malleck
Title:	Vice President	Title:	Managing Director

By:	/s/ CATHLEEN BUCKLEY
Name:	Cathleen Buckley
Title:	Senior Vice President

DNB MARKETS INC., as Structuring Bank, as Bookrunner and as Syndication Agent		ABN AMRO CAPITAL USA LLC, as Mandated Lead Arranger and Bookrunner

By:	/s/ THOMAS CONNOR	By:	/s/ J.D. KALVERKAMP
Name:	Thomas Connor	Name:	J.D. Kalverkamp
Title:	Managing Director	Title:	Country Executive

		By:	/s/ STACEY JUDD
		Name:	Stacey Judd
		Title:	Executive Director

ING CAPITAL LLC, as Mandated Lead Arranger and Bookrunner		SKANDINAVISKA ENSKILDA BANKEN AB (PUBL.), as Mandated Lead Arranger and Bookrunner

By:	/s/ RICHARD ENNIS	By:	/s/ GISLE S. BENDIKSEN
Name:	Richard Ennis	Name:	Gisle S. Bendiksen
Title:	Managing Director	Title:

		By:	/s/ PER OLAV BUCHER-JOHANNESSEN
		Name:	Per Olav Bucher-Johannessen
Title:

STANDARD CHARTERED BANK PLC, as Mandated Lead Arranger and Bookrunner		CITIBANK, N.A., LONDON BRANCH, as GIEK Commercial Guarantee Holder

By:	/s/ ROBERT K. REDDINGTON	By:	/s/ PREEYA SHAH
Name:	Robert K. Reddington	Name:	Preeya Shah
Title:	Credit Documentation Manager Credit Documentation Unit, WB Legal-Americas	Title:	Director

By:	/s/ JUAN PABLO VALLEJO
Name:	Juan Pablo Vallejo
Title:	Director

EKSPORTKREDITT NORGE AS, as a GIEK EKN Guarantee Holder

By:	/s/ OLAV E. RYGG
Name:	Olav E. Rygg
Title:	Executive Vice President

GIEK FACILITY LENDERS

EKSPORTKREDITT NORGE AS, as a GIEK Facility EKN Lender

By:	/s/ OLAV E. RYGG
Name:	Olav E. Rygg
Title:	Executive Vice President

CITIBANK N.A., LONDON BRANCH, as a GIEK Facility Commercial Lender

By:	/s/ PREEYA SHAH
Name:	Preeya Shah
Title:	Director

COMMERCIAL FACILITY LENDERS

DNB BANK ASA, GRAND CAYMAN BRANCH, as Lender		CITIBANK, N.A., LONDON BRANCH, as Lender

By:	/s/ FLORIANNE ROBIN	By:	/s/ GEORGE CLAYTON
Name:	Florianne Robin	Name:	George Clayton
Title:	Vice President	Title:	Director

By:	/s/ CATHLEEN BUCKLEY
Name:	Cathleen Buckley
Title:	Senior Vice President

ABN AMRO CAPITAL USA LLC, as Lender		CRÉDIT AGRICOLE CORPORATE & INVESTMENT BANK, as Lender

By:	/s/ J.D. KALVERKAMP	By:	/s/ JEROME SALLE
Name:	J.D. Kalverkamp	Name:	Jerome Salle
Title:	Country Executive	Title:	Director

By:	/s/ STACEY JUDD	By:	/s/ MICHAEL CHOINA
Name:	Stacey Judd	Name:	Michael Choina
Title:	Executive Director	Title:	Director

CRÉDIT INDUSTRIEL ET COMMERCIAL, as Lender		ING CAPITAL LLC, as Lender

By:	/s/ ADRIENNE MOLLOY	By:	/s/ RICHARD ENNIS
Name:	Adrienne Molloy	Name:	Richard Ennis
Title:	Vice President	Title:	Managing Director

By:	/s/ ANDREW MCKUIN
Name:	Andrew McKuin
Title:	Vice President

NIBC BANK N.V., as Lender		SKANDINAVISKA ENSKILDA BANKEN AB (PUBL.), as Lender

By:	/s/ SASKIA HOVERS	By:	/s/ GISLE S. BENDIKSEN
Name:	Saskia Hovers	Name:	Gisle S. Bendiksen
Title:	Managing Director	Title:

By:	/s/ JEROEN VAN DER PUTTEN	By:	/s/ PER OLAV BUCHER-JOHANNESSEN
Name:	Jeroen van der Putten	Name:	Per Olav Bucher-Johannessen
Title:	Associate Director	Title:

STANDARD CHARTERED BANK PLC, as Lender

By:	/s/ JUAN PABLO VALLEJO
Name:	Juan Pablo Vallejo
Title:	Director

By:	/s/ ROBERT K. REDDINGTON
Name:	Robert K. Reddington
Title:	Credit Documentation Manager Credit Documentation Unit, WB Legal- Americas

ALL THE FOREGOING IS HEREBY ACKNOWLEDGED AND AGREED AS OF THE DATE FIRST ABOVE WRITTEN BY:

PACIFIC DRILLING (GIBRALTAR) LIMITED, as Pledgor

By:	/s/ CHRISTIAN J. BECKETT
Name:	Christian J. Beckett
Title:	Director

SCHEDULE 1

Conditions Precedent to Effectiveness of Amendment No. 1

to the Existing Credit Agreement

The Administrative Agent shall have received on or before the Restatement Effective Date the following documents or evidence, being the documents referred to in Section 3 Amendment No. 1, each, to the extent applicable, duly executed and dated on or prior to such date (unless otherwise specified), in form and substance reasonably satisfactory to the Administrative Agent (unless otherwise specified) and, to the extent applicable, in sufficient counterparts for each Lender:

(i) This Amendment No. 1.

(ii) An Officer’s Certificate of each Obligor and the Pledgor certifying as to and attaching (w) copies of its constitutional documents and of the resolutions of the Board of Directors (or similar body) and if applicable, shareholder consents of such Obligor and such Pledgor approving, as the case may be, this Amendment No. 1 and the transactions contemplated hereby, (x) all other documents evidencing other necessary company action and governmental and other third party approvals and consents, if any, with respect to this Amendment No.1, and (y) the names and true signatures of the officers of such Obligor and such Pledgor authorized to sign this Amendment No.1, or, if applicable, a Bringdown Officer’s Certificate.

(iii) A favorable opinion of Vinson & Elkins L.L.P., counsel for the Obligors, and any local counsel (including without limitation, Luxembourg and the British Virgin Islands), as to such matters as any Finance Party through the Administrative Agent may reasonably request.

(iv) A favorable opinion of Holland & Knight LLP, special counsel for the Administrative Agent and the Lenders, in form and substance satisfactory to the Administrative Agent and the GIEK Facility Lenders.

(v) A favorable opinion of Advokatfirmaet BA-HR DA, special Norwegian counsel for the Administrative Agent, in form and substance satisfactory to the Administrative Agent and the GIEK Facility Lenders.

(vi) The GIEK Guarantees in favor of each GIEK Facility Lender shall be in full force and effect.

(vii) Confirmation from the Administrative Agent that the payments described in Section 3 of Amendment No. 1. have been received and applied by the Administrative Agent as therein provided.

(viii) Such other items as the Administrative Agent (or any Lender through the Administrative Agent) may reasonably require.

EXHIBIT A

[Restated Credit Agreement]